ACKNOWLEDGEMENT COPY

ARTICLES OF ORGANIZATION
OF
KCL, LLC
Under Section 203 of the Limited Liability Company Law

THE UNDERSIGNED, being a natural person of at least eighteen (18) years of age, and acting as the organizer of the limited liability company hereby being formed under Section 203 of the Limited Liability Company Law of the State of New York certifies that:

FIRST: The name of the limited liability company is:

KCL, LLC

SECOND: To engage in any lawful act or activity within the purposes for which limited liability companies may be organized pursuant to Limited Liability Company Law provided that the limited liability company is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency, or other body without such consent or approval first being obtained.

THIRD: The county, within this state, in which the office of the limited liability company is to be located is KINGS.

FOURTH: The Secretary of State is designated as agent of the limited liability company upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the limited liability company served upon him or her is:

Casey Isaacson
101 Bedford Ave
Apt. C204
Brooklyn, NY 11211

FIFTH: The limited liability company is to be managed by: ONE OR MORE MEMBERS.

SIXTH: The existence of the limited liability company shall begin upon filing of these Articles of Organization with the Department of State.

SEVENTH: The limited liability company shall have a perpetual existence.

EIGHTH: The limited liability company shall defend, indemnify and hold harmless all members, managers, and former members and managers of the limited liability company against expenses (including attorney's fees, judgments, fines, and amounts paid in settlement) incurred in connection with any claims, causes of action, demands, damages, liabilities of the limited liability company, and any pending or threatened action, suit, or proceeding. Such indemnification shall be made to the fullest extent permitted by the laws of the State of New York, provided that such acts or omissions which gives rise to the cause of action or proceedings occurred while the Member or Manager was in performance of his or her duties for the limited liability company and was not as a result of his or her fraud, gross negligence, willful misconduct or a wrongful taking. The indemnification provided herein shall inure to the benefit of successors, assigns, heirs, executors, and the administrators of any such person.

I certify that I have read the above statements, I am authorized to sign these Articles of Organization, that the above statements are true and correct to the best of my knowledge and belief and that my signature typed below constitutes my signature.

Casey Isaacson, Organizer (signature)

Casey Isaacson , ORGANIZER
101 Bedford Ave
Apt. C204
Brooklyn, NY 11211

Filed by:
Casey Isaacson
101 Bedford Ave
Apt. C204
Brooklyn, NY 11211

ACKNOWLEDGEMENT COPY

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:47 PM 10/23/2017
FILED 04:47 PM 10/23/2017
SR 20176745945 - File Number 6588802

CERTIFICATE OF INCORPORATION

OF

FETCH APP INC.

ARTICLE I

The name of the corporation is Fetch App Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808-1674. The name of its registered agent at such address is The Company Corporation.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 10,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

(A)   To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B)   The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Leigh Isaacson
419 Romain Street
Gretna, LA 70053

Executed on October 21, 2017.

E-signed using Clerky (a0a6eff78390348c8fc9aa064600e707)

Leigh Isaacson

Leigh Isaacson, Incorporator

CERTIFICATE OF MERGER
of
KCL, LLC.
(a New York Limited Liability Company)
with and into
FETCH APP INC.
(a Delaware corporation)

UNDER TITLE 8, SECTION 264(C) OF THE
DELAWARE GENERAL CORPORATION LAW
and
UNDER SECTION 1003 OF THE NEW YORK
LIMITED LIABILITY COMPANY LAW

Pursuant to Title 8, Section 264(c) of the Delaware General Corporation Law (the "DGCL") and Sections 1002 and 1003 of the New York Limited Liability Company Law (the "NY LLC Law"), each of Fetch App Inc. a Delaware corporation (the "Company") and KCL, LLC, a New York limited liability company ("KCL"), hereby certifies the following information relating to the merger of KCL, with and into the Company (the "Merger"):

FIRST: The name, state and date of formation of each of the constituent entities are:

Name	State of Incorporation / Date of Formation
Fetch App Inc.	Delaware / Certificate of Incorporation filed October 23, 2017
KCL, LLC.	New York / Articles of Organization filed July 7, 2017

SECOND: The Agreement of Merger, dated as of January 15, 2018, by and between KCL and the Company (the "Agreement of Merger"), has been approved, adopted, certified, executed and acknowledged by the Company in accordance with Section 264(c) of the DGCL and by KCL in accordance with Sections 1002 and 1003 of the NY LLC Law.

THIRD: The name of the surviving corporation (the "Surviving Corporation") of the Merger is "Fetch App Inc."

FOURTH: The Certificate of Incorporation of the Company shall be the Certificate of Incorporation of the Surviving Corporation.

FIFTH: The executed Agreement of Merger is on file at the office of the Surviving Corporation at the following address: 419 Romain Street, Gretna, LA, 70053.

SIXTH: A copy of the Agreement of Merger will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of any constituent corporation or member of any constituent limited liability company.

SEVENTH: The Surviving Corporation may be served with process in New York in any action or special proceeding for the enforcement of any liability or obligation of KCL and for the enforcement that is provided in the New York LLC Law of the right of members of a New York limited liability company to receive payment for their interests against the Surviving Corporation.

EIGHTH: Subject to the provisions of Section 623 of the New York Business Corporation Law, Section 1005 of the New York LLC Law or any applicable statute, the Surviving Corporation will promptly pay to the members of KCL the amount, if any, to which they shall be entitled under the provisions of the NY LLC Law relating to the right of members to receive payment for their interest.

NINTH: The New York Secretary of State is designated as agent of the Surviving Corporation upon whom process against it may be served. The address within or without this state to which the New York Secretary of State shall mail a copy of any process served upon him or her is: 419 Romain Street, Gretna, LA, 70053.

TENTH: The Merger is permitted by the jurisdiction of incorporation of the Company and the jurisdiction of organization of KCL and in each case is in compliance therewith.

[Signature Page Follows]

IN WITNESS WHEREOF, Fetch App Inc. and KCL, LLC have caused this Certificate of Merger to be signed by the undersigned duly authorized officer of Fetch App Inc. and duly authorized person of KCL, LLC, this 15th day of January, 2018.

FETCH APP INC.

By:_____
Name: Leigh Isaacson
Title: Chief Executive Officer

KCL, LLC

By:_____
Name: Leigh Isaacson
Title: Member

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
FETCH APP INC.

January 12, 2018

Pursuant to the provisions of Section 242 of the Delaware General Corporation Law (the "DGCL"), Fetch App Inc., a corporation organized and existing under the DGCL (the "Corporation"), does hereby certify:

FIRST: That in lieu of a meeting and vote, the directors of the Corporation, by written consent dated January 12, 2018, adopted resolutions setting forth, describing the advisability of and adopting the following amendment (the "Amendment") to the Corporation's Certificate of Incorporation (the "Certificate"):

The following replaces Article I of the Certificate in its entirety:

ARTICLE I

The name of the corporation is Dig Dates, Inc. (the "Corporation").

SECOND: That the Amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, this Certificate is executed by the Corporation's duly authorized officer, as of the day and year first above written.

FETCH APP INC.

By: _____
Name: Leigh Isaacson
Title: Chief Executive Officer



State of Delaware
Secretary of State
Division of Corporations
Delivered 02:33 PM 11/29/2018
FILED 02:33 PM 11/29/2018
SR 20187874889 - File Number 6588882

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

DIG DATES, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "4" so that, as amended, said Article shall be and read as follows:

Please increase the number of shares for the company from 10,000,00 to 12,000,000.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 29th day of November, 2018.

By: [signature] CFO
Authorized Officer

Title: CEO

Name: Keith Isaacson
Print or Type